DELOITTE CORPORATE FINANCE LLC

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from contracts with customers including advisory services on mergers and acquisitions (M&A) and other advisory services. Revenue for M&A advisory arrangements are generally recognized at the point in time that performance under the engagement is completed which is typically the closing date of the transaction or when the contract is cancelled. Other advisory services are generally recognized over time as the customer receives the benefits.

Deferred Costs/Revenue—The Company defers direct internal costs that enhance its ability to satisfy future performance obligations up to the amount of the corresponding non-refundable retainer fees. The Company recognizes these costs and reimbursable expenses once the performance obligation is satisfied. The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients and reimbursable expenses during the engagement. The company recognizes these retainers and reimbursable expenses once the performance obligation is satisfied.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash.

Accounts Receivable—Accounts receivable, net of allowance of doubtful accounts, includes amounts, billed and unbilled, from clients in connection with financial advisory services rendered, including related reimbursable out-of-pocket expenses. The allowance for doubtful accounts was $672,598 at May 31, 2020. The company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables.

Use of Estimates—This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to deferred revenue and the valuation of goodwill at May 31, 2020. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New/Recent Accounting Pronouncements—On February 25, 2016, the Financial Accounting Standards Board ("FASB") issued updated guidance regarding the accounting for Leases. This guidance was effective for fiscal years beginning after December 15, 2018 and requires lessees to recognize in the statement of financial condition all leases with terms exceeding one year, which results in the recognition of a right of use asset and corresponding lease liability, including for those leases that the Company currently classifies as operating leases. The adoption of this ASU did not have a material impact on the Company's financial statements.

On January 26, 2017, the FASB issued updated guidance simplifying the test for goodwill impairment. The updated guidance removes the second step of the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permissible. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, which primarily impacts the recording of the Company's allowance for doubtful accounts on accounts receivable balances. The guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. The Company is finalizing its assessment of the impact of adoption but does not it to be material to its financial statements.

In August 2018, the FASB issued updated guidance that modifies the disclosure requirements on fair value measurements. The updated guidance removes and modifies various disclosures under current guidance and includes additional requirements. The updated guidance is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Partnership is currently assessing the impact that adoption of this guidance will have on its financial statements.

Fair Value Financial Instruments – Company financial instruments consist of money market funds, accounts receivable and accounts payable. There are three levels of fair value hierarchy:

- **Level 1** – Unadjusted quoted prices for identical assets or liabilities in active markets

- **Level 2** – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability

- **Level 3** - Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

Money market funds are level 1 assets are held at fair value. The carrying value of accounts receivable and accounts payable approximates the fair value because they are short-term in nature.

Federal Income Taxes—For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Risk/Uncertainty - In December 2019, a novel strain of coronavirus disease ("COVID-19") was reported to have spread globally. The World Health Organization has characterized this as a pandemic. The spread of this virus has caused the Company's employees to work from home beginning March 2020 due to stay-at-home orders issued by the governmental authorities. As of the date of the audit report, the Company has continued to do business while working remotely. The extent of the impact of the COVID-19 outbreak on the Company's financial performance may be material but will depend on future developments, including the duration and spread of the outbreak and the impact such conditions may have on the financial markets and the overall economy.

2. **GOODWILL AND INTANGIBLE ASSETS**

On June 6, 2013, the Company acquired substantially all the assets of McColl Partners LLC, a broker-dealer that provided investment banking advisory services to large domestic and global middle-market companies.

The purchase price of $23,000,000 exceeded the estimated fair values of the net assets acquired from McColl Partners LLC and the company recorded $16,667,959 of Goodwill.

Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually as of May 31 each year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amount to its respective fair value. The fair value is determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. The excess of the estimated fair value over the current estimated fair value of net assets establishes the implied value of goodwill. The excess of the recorded goodwill over the implied goodwill value is charged to earnings as an impairment loss. Based on the assessment, there was no goodwill impairment to the asset at May 31, 2020.

DELOITTE CORPORATE FINANCE LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2020

3. TRANSACTIONS WITH RELATED ENTITY

The statement of financial condition reflects significant balances and transactions with an affiliate. Such statement of financial condition may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The receivable due from Deloitte FAS at May 31, 2020 was $6,580,781.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2020, the Company's net capital was $8,192,702 and its required net capital was $424,838. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .78 to 1.

5. SUBSEQUENT EVENTS

The Company evaluates events subsequent to May 31, 2020 through the date the audited statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.